UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: May 11, 2017	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts: In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES INC. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FIRST QUARTER 2017 RESULTS

1Q17 Highlights (as compared to 4Q16):

•	Net Revenue Above Guidance at US$150.1 Million Compared to US$153.6 Million

•	Gross Profit of US$26.9 Million Compared to US$31.7 Million

•	Gross Margin In-Line with Guidance at 17.9% Compared to 20.6%

•	Net Earnings of US$1.82 Per Diluted ADS Compared to US$0.47 Per Diluted ADS

•	Net Earnings of US$0.09 Per Diluted Common Share Compared to US$0.02 Per Diluted Common Share

•	Completed ChipMOS Shanghai Equity Interest Transfer to Tsinghua Unigroup Led Strategic Investors Resulting in a US$62.8 Million Benefit to Net Income

•	Retained Balance of Cash and Cash Equivalents at US$384.9 Million Compared to US$249.2 Million, with Net Debt Balance of US$3.6 Million

•	Board Resolved on March 9, 2017 That NT$0.30 Per Common Share Will Be Distributed to Shareholders from Earnings and NT$0.70 Per Common Share Will Be Distributed to Shareholders from Capital Surplus. On An ADS Basis, The Total Amount Distributed to Shareholders Will Be Approximately US$0.66 Per ADS. The Distribution and its Date Are Pending Approval by Shareholders at the Company’s Annual General Meeting on May 26, 2017.

Hsinchu, Taiwan - 05/11/2017 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported unaudited consolidated financial results for the first quarter ended March 31, 2017. All U.S. dollar figures in this release are based on the exchange rate of NT$30.38 against US$1.00 as of March 31, 2017.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Net revenue for the first quarter of 2017 was NT$4,560.3 million or US$150.1 million, a decrease of 2.3% from NT$4,667.1 million or US$153.6 million in the fourth quarter of 2016 and an increase of 2.5% from NT$4,447.5 million or US$146.4 million for the same period in 2016. This compares to guidance for the first quarter of 2017 revenue to be approximately 4% to 8% lower than the prior fourth quarter of 2016.

Net earnings for the first quarter of 2017 was US$1.82 per diluted ADS, compared to US$0.47 per diluted ADS for the fourth quarter of 2016. Net income attributable to equity holders of the Company for the first quarter of 2017 was NT$2,380.1 million or US$78.3 million, and NT$2.82 or US$0.09 per basic common share and NT$2.77 or US$0.09 per diluted common share, as compared to net income attributable to equity holders of the Company for the fourth quarter of 2016 of NT$613.9 million or US$20.2 million, and NT$0.72 or US$0.02 per basic common share and NT$0.72 or US$0.02 per diluted common share, and compared to net income attributable to equity holders of the Company in the first quarter of 2016 of NT$348.4 million or US$11.5 million, and NT$0.40 or US$0.01 per basic common share and NT$0.40 or US$0.01 per diluted common share. Net income for the first quarter of 2017 includes US$62.8 million related to the completion of ChipMOS Shanghai equity interest transfer to Tsinghua Unigroup led investors (“Strategic Investors”).

S.J. Cheng, Chairman and President of ChipMOS, said, “Revenue for the first quarter of 2017 came in above our guidance in what is traditionally the seasonally lowest quarter for the OSAT sector. This reflects strength in our LCD driver business, led by demand from both small and large panels. We expect the LCD driver demand environment will continue to improve in as we benefit from the ongoing 4K2K TV and UHD market development, combined with the anticipated smartphone recovery, led by new model introductions and technology innovations, including OLED, 3D sensing and fingerprint sensors. There was a mixed performance in our memory business, with commodity DRAM demand slightly higher in Q1 and flash-related revenue down approximately 9% compared to the prior fourth quarter. Revenue in our mixed-signal business was down slightly compared to 4Q16, which was offset by an uptick in our WLCSP revenue. We exited Q1 with our balance sheet in the strongest position in the Company’s history and our growth prospects highly robust, bolstered by the diversification of our end markets, our unique position in the Taiwan and China supply chain and the positive demand outlooks of our key customers. With respect to the China market, we were pleased to report on March 24, 2017 that we completed the previously disclosed equity interest transfer to a group of Strategic Investors. We are excited to move forward with our partner Tsinghua Unigroup given the synergies, financial and strategic support, and critical advocacy of a powerful partner in the fast growing China market, which we expect to be central to our longer-term success.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “We ended the first quarter with a balance of cash and cash equivalents of US$384.9 million, and a net debt balance of just US$3.6 million. We continue to execute on our core business, target sustainable higher margin growth opportunities, and prioritize capital expenditures in support of our long-term growth strategy in both Taiwan and China. Gross margin for the first quarter of 2017 came in at 17.9%, which was in-line with our guidance of 16% to 20%, while net earnings were US$1.82 per diluted ADS or US$0.09 per diluted common share. There were a variety of factors that adversely impacted first quarter results, including but not limited to, the higher accrual for employees’ bonuses, and foreign exchange loss, which were offset by the positive impact of the closure of the ChipMOS Shanghai equity interest transfer, and an insurance settlement from the 2016 earthquake. Given the closure of our China JV and our historically strong balance sheet, we plan to move forward with our efforts to return capital to shareholders. As a next step, our Board resolved on March 9, 2017 that NT$0.30 per common share will be distributed to shareholders from earnings and NT$0.70 per common share will be distributed to shareholders from capital surplus. The total amount of cash to be distributed is NT$856.8 million or approximately US$28.2 million. On an ADS basis, the total amount distributed to shareholders will be approximately US$0.66 per ADS. The distribution date will be set pending shareholder approval of the distribution at the Company’s annual general meeting on May 26, 2017. We do not have an active share repurchase program in place at this time but have not ruled out putting a new one in place at a future date.”

Selected Operation Data

	1Q17		4Q16
Revenue by segment
Testing		27%		27%
Assembly		31%		32%
LCD Driver		25%		24%
Bumping		17%		17%

Utilization by segment
Testing		81%		81%
Assembly		68%		67%
LCD Driver		85%		79%
Bumping		70%		68%
Overall		76%		74%

CapEx	US$	37.3 million	US$	31.7 million
Testing		27%		21%
Assembly		12%		24%
LCD Driver		43%		13%
Bumping		18%		42%

Depreciation and amortization expenses	US$	21.9 million	US$	23.0 million

Condensed consolidated statements of cash flows	Period ended Mar. 31, 2017	Period ended Mar. 31, 2016
	US$ million	US$ million
Net cash generated from (used in) operating activities	61.2	41.3
Net cash generated from (used in) investing activities	41.7	(32.3)
Net cash generated from (used in) financing activities	33.3	28.2
Net increase (decrease) in cash and cash equivalents	136.2	37.2
Effect of exchange rate changes on cash	(0.5)	(0.1)
Cash and cash equivalents at beginning of period	249.2	399.2
Cash and cash equivalents at end of period	384.9	436.3

Investor Conference Call / Webcast Details

ChipMOS will host two conference calls on Thursday, May 11, 2017 to discuss the Company’s financial results for the first quarter of 2017.

1.	Date: Thursday, May 11, 2017

Time: 4:00PM Taiwan (4:00AM New York)

Dial-In: +886-2-21928016

Password: 797842#

Replay Starting 2 Hours After Live Call Ends: www.chipmos.com

Language: Mandarin

2.	Date: Thursday, May 11, 2017

Time: 7:00PM Taiwan (7:00AM New York)

Dial-In: +1-201-689-8562

Password: 13660049

Replay Starting 2 Hours After Live Call Ends: +1-412-317-6671, with ID 13660049

Webcast of Live Call and Replay: www.chipmos.com

Language: English

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange commission (the “SEC”) and in the Company’s other filings with the SEC.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement the consolidated financial results presented in accordance with the Taiwan-IFRS, ChipMOS uses non-GAAP free cash flow, non-GAAP earnings before interest, taxes, depreciation and amortization (“EBITDA”) and non-GAAP net debt to equity ratio in this press release. The non-GAAP free cash flow represents operating profit plus depreciation, amortization and interest income and less capital expenditures, predecessors’ interests, interest expenses, income tax expense and dividend. The non-GAAP EBITDA represents operating profit plus depreciation and amortization. The non-GAAP net debt to equity ratio represents the ratio of net debt, the sum of debt less cash and cash equivalent, divided by equity attributable to equity holders of the Company. These non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the Taiwan-IFRS.

ChipMOS considers the use of non-GAAP free cash flow, non-GAAP EBITDA and non-GAAP net debt to equity ratio provides useful information to management to manage the Company’s business and make financial and operational decisions and also to the investors to understand and evaluate the Company’s business and operating performance. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this press release.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended Mar. 31, 2017, Dec. 31, and Mar. 31, 2016

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	Three months ended
	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2016
	USD	USD	USD
Revenue	150.1	153.6	146.4
Cost of revenue	(123.2)	(121.9)	(117.1)

Gross profit	26.9	31.7	29.3

Research and development expenses	(8.5)	(6.7)	(6.6)
Sales and marketing expenses	(0.7)	(0.6)	(0.6)
General and administrative expenses	(5.4)	(7.7)	(6.6)
Other operating income (expenses), net	22.4	0.1	1.0

Operating profit	34.7	16.8	16.5

Non-operating income (expenses), net	(14.2)	5.8	(6.2)

Profit (Loss) before tax	20.5	22.6	10.3
Income tax benefit (expense)	(4.0)	4.0	(2.4)

Profit from continuing operations	16.5	26.6	7.9
Income (Loss) from discontinued operations	61.8	(0.7)	0.5

Profit (Loss) for the year	78.3	25.9	8.4

Attributable to:
Equity holders of the Company – Continuing operations	16.5	20.9	11.0
– Discontinued operations	61.8	(0.7)	0.5
Predecessors’ interests under common control	—	5.7	(3.1)

	78.3	25.9	8.4

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

For the Three Months Ended Mar. 31, 2017, Dec. 31, and Mar. 31, 2016

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	Three months ended
	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2016
	USD	USD	USD
Profit (Loss) for the period	78.3	25.9	8.4
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(9.9)	(1.1)	(0.4)
Net actuarial losses	—	(1.4)	—
Income tax effect	—	0.2	—

Total other comprehensive income (loss)	(9.9)	(2.3)	(0.4)

Total comprehensive income (loss)	68.4	23.6	8.0

Attributable to:
Equity holders of the Company – Continuing operations	16.0	19.9	10.8
– Discontinued operations	52.4	(2.0)	0.3
Predecessors’ interests under common control	—	5.7	(3.1)

	68.4	23.6	8.0

Profit (Loss) attributable to the Company - basic	78.3	20.2	11.5

Earnings (Loss) per share attributable to the Company - basic	0.09	0.02	0.01

Earnings (Loss) per ADS equivalent – basic	1.85	0.48	0.26

Weighted average shares outstanding (in thousands) - basic	845,078	848,233	876,965

Profit (Loss) attributable to the Company - diluted	78.3	20.2	11.5

Earnings (Loss) per share attributable to the Company - diluted	0.09	0.02	0.01

Earnings (Loss) per ADS equivalent - diluted	1.82	0.47	0.26

Weighted average shares outstanding (in thousands) - diluted	859,536	852,528	880,209

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$30.38 against US$1.00 as of Mar. 31, 2017. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended Mar. 31, 2017, Dec. 31, and Mar. 31, 2016

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	Three months ended
	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2016
	NTD	NTD	NTD
Revenue	4,560.3	4,667.1	4,447.5
Cost of revenue	(3,743.7)	(3,705.5)	(3,558.4)

Gross profit	816.6	961.6	889.1

Research and development expenses	(256.7)	(203.3)	(200.9)
Sales and marketing expenses	(22.1)	(17.7)	(17.2)
General and administrative expenses	(162.5)	(233.5)	(201.5)
Other operating income (expenses), net	679.1	3.3	31.7

Operating profit	1,054.4	510.4	501.2

Non-operating income (expenses), net	(431.0)	177.0	(187.3)

Profit (Loss) before tax	623.4	687.4	313.9
Income tax benefit (expense)	(122.6)	121.4	(73.2)

Profit from continuing operations	500.8	808.8	240.7
Income (Loss) from discontinued operations	1,879.3	(20.4)	14.6

Profit (Loss) for the year	2,380.1	788.4	255.3

Attributable to:
Equity holders of the Company – Continuing operations	500.8	634.3	333.8
– Discontinued operations	1,879.3	(20.4)	14.6
Predecessors’ interests under common control	—	174.5	(93.1)

	2,380.1	788.4	255.3

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

For the Three Months Ended Mar. 31, 2017, Dec. 31, and Mar. 31, 2016

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	Three months ended
	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2016
	NTD	NTD	NTD
Profit (Loss) for the period	2,380.1	788.4	255.3
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(302.2)	(34.5)	(11.4)
Net actuarial losses	—	(43.4)	—
Income tax effect	—	7.4	—

Total other comprehensive income (loss)	(302.2)	(70.5)	(11.4)

Total comprehensive income (loss)	2,077.9	717.9	243.9

Attributable to:
Equity holders of the Company – Continuing operations	486.2	605.0	329.0
– Discontinued operations	1,591.7	(61.6)	8.0
Predecessors’ interests under common control	—	174.5	(93.1)

	2,077.9	717.9	243.9

Profit (Loss) attributable to the Company – basic	2,380.1	613.9	348.4

Earnings (Loss) per share attributable to the Company – basic	2.82	0.72	0.40

Earnings (Loss) per ADS equivalent – basic	56.33	14.47	7.95

Weighted average shares outstanding (in thousands) – basic	845,078	848,233	876,965

Profit (Loss) attributable to the Company – diluted	2,380.1	613.9	348.4

Earnings (Loss) per share attributable to the Company – diluted	2.77	0.72	0.40

Earnings (Loss) per ADS equivalent – diluted	55.38	14.40	7.92

Weighted average shares outstanding (in thousands) – diluted	859,536	852,528	880,209

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of Mar. 31, 2017, Dec. 31, and Mar. 31, 2016

Figures in Million of U.S. dollars (USD) (1)

	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2016
	USD	USD	USD
ASSETS
Current assets
Cash and cash equivalents	384.9	249.2	436.3
Accounts and notes receivable, net	116.6	136.3	123.8
Inventories	63.7	61.8	57.7
Non-current assets held for sale, net	—	102.2	—
Short-term deposits	2.5	2.4	2.4
Other current assets	14.3	6.6	9.3

Total current assets	582.0	558.5	629.5

Non-current assets
Non-current financial assets carried at cost	0.3	0.3	0.3
Investments accounted for using equity method	71.8	12.2	11.6
Property, plant & equipment	458.8	444.3	478.0
Other non-current assets	9.5	14.9	12.2

Total non-current assets	540.4	471.7	502.1

Total assets	1,122.4	1,030.2	1,131.6

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Short-term bank loans	34.7	—	41.3
Accounts payable and payables to contractors and equipment suppliers	46.7	45.3	48.1
Liabilities directly related to non-current assets held for sale	—	19.3	—
Long-term bank loans, current portion	35.0	34.9	51.0
Long-term lease obligations payable, current portion	0.4	0.4	—
Other current liabilities	58.7	53.6	72.8

Total current liabilities	175.5	153.5	213.2

Non-current liabilities
Long-term bank loans	317.5	318.9	204.4
Long-term lease obligations payable	0.9	1.0	—
Other non-current liabilities	22.5	21.1	20.0

Total non-current liabilities	340.9	341.0	224.4

Total liabilities	516.4	494.5	437.6

EQUITY
Capital stock – common stock	291.9	292.0	294.9
Capital surplus	227.2	226.8	123.3
Retained earnings	125.3	46.9	234.4
Other equity interest	(5.2)	3.2	(10.3)
Treasury stock	(33.2)	(33.2)	(16.3)

Equity attributable to equity holders of the Company	606.0	535.7	626.0
Predecessors’ interests under common control	—	—	68.0

Total equity	606.0	535.7	694.0

Total liabilities and equity	1,122.4	1,030.2	1,131.6

Note:
(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$30.38 against US$1.00 as of Mar. 31, 2017. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of Mar. 31, 2017, Dec. 31, and Mar. 31, 2016

Figures in Million of NT dollars (NTD)

	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2016
	NTD	NTD	NTD
ASSETS
Current assets
Cash and cash equivalents	11,692.8	7,571.4	13,255.0
Accounts and notes receivable, net	3,543.6	4,140.2	3,760.8
Inventories	1,935.7	1,878.0	1,753.0
Non-current assets held for sale, net	—	3,105.1	—
Short-term deposits	75.7	72.3	72.3
Other current assets	433.4	199.7	283.5

Total current assets	17,681.2	16,966.7	19,124.6

Non-current assets
Non-current financial assets carried at cost	10.0	10.0	10.0
Investments accounted for using equity method	2,180.3	369.3	353.0
Property, plant & equipment	13,937.2	13,497.2	14,522.1
Other non-current assets	288.4	452.8	369.2

Total non-current assets	16,415.9	14,329.3	15,254.3

Total assets	34,097.1	31,296.0	34,378.9

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Short-term bank loans	1,055.6	—	1,255.2
Accounts payable and payables to contractors and equipment suppliers	1,418.8	1,375.4	1,463.0
Liabilities directly related to non-current assets held for sale	—	587.6	—
Long-term bank loans, current portion	1,062.6	1,062.3	1,549.0
Long-term lease obligations payable, current portion	11.3	11.3	—
Other current liabilities	1,783.1	1,627.9	2,211.7

Total current liabilities	5,331.4	4,664.5	6,478.9

Non-current liabilities
Long-term bank loans	9,646.9	9,687.7	6,209.0
Long-term lease obligations payable	26.5	29.3	—
Other non-current liabilities	683.8	641.0	607.7

Total non-current liabilities	10,357.2	10,358.0	6,816.7

Total liabilities	15,688.6	15,022.5	13,295.6

EQUITY
Capital stock – common stock	8,868.4	8,869.7	8,957.8
Capital surplus	6,901.4	6,888.8	3,746.4
Retained earnings	3,805.0	1,424.6	7,121.8
Other equity interest	(158.7)	98.0	(312.0)
Treasury stock	(1,007.6)	(1,007.6)	(495.6)

Equity attributable to equity holders of the Company	18,408.5	16,273.5	19,018.4
Predecessors’ interests under common control	—	—	2,064.9

Total equity	18,408.5	16,273.5	21,083.3

Total liabilities and equity	34,097.1	31,296.0	34,378.9

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(Figures in Million of U.S. dollars (USD))

The table below sets forth a reconciliation of our operating profit to non-GAAP free cash flow for the periods indicated:

	Three months ended
	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2016
	USD	USD	USD
Operating profit	34.7	16.8	16.5
Add: Depreciation	21.9	23.0	25.7
Amortization	—	—	—
Interest income	0.3	0.3	0.3
Less: Capital expenditures	(37.3)	(31.7)	(28.0)
Predecessors’ interests under common control	—	(5.7)	3.1
Interest expense	(1.5)	(1.3)	(1.1)
Income tax expense	(4.0)	4.0	(2.4)
Dividend	—	(59.0)	—

Non-GAAP free cash flow	14.1	(53.6)	14.1

The table below sets forth a reconciliation of our operating profit to non-GAAP EBITDA for the periods indicated:

	Three months ended
	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2016
	USD	USD	USD
Operating profit	34.7	16.8	16.5
Add: Depreciation	21.9	23.0	25.7
Amortization	—	—	—

Non-GAAP EBITDA	56.6	39.8	42.2

The table below sets forth a calculation of our non-GAAP net debt to equity ratio for the periods indicated:

	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2016
	USD	USD	USD
Short-term bank loans	34.7	—	41.3
Long-term bank loans (including current portion)	352.5	353.8	255.4
Long-term lease obligations payable (including current portion)	1.3	1.4	—
Less: Cash and cash equivalents	(384.9)	(249.2)	(436.3)

Net debt	3.6	106.0	(139.6)

Equity attributable to equity holders of the Company	606.0	535.7	626.0

Net debt to equity ratio	0.6%	19.8%	-22.3%